Mail Stop 0306

January 25, 2005



Via U.S. Mail

Ms. Helena R. Santos
Chief Executive Officer and
   Chief Financial Officer
Scientific Industries, Inc.
70 Orville Drive
Bohemia, New York  11716


	Re:	Scientific Industries
		Form 10-KSB for the fiscal year ended June 30, 2004 Forms 10-Q for the quarters ended September 30, 2004
      File No.  000-06658


Dear Ms. Santos:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the fiscal year ended June 30, 2004

Item 8A.  Controls and Procedures

1. Please revise your filing to include your principal executive and principal financial officer`s conclusions on the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e)
of the Exchange Act, as required by Item 307 of Regulation S-B as amended effective August 13, 2003.

2. Please revise your filing to include your conclusions concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

Notes to Consolidated Financial Statements

Consolidated Statement of Shareholder`s Equity-Page F-4

3. We see your presentation of accumulated comprehensive income as well as comprehensive income for the reporting periods presented. Your current presentation can be confusing to investors since comprehensive income for the reporting periods presented does not include any changes and your accumulated comprehensive income includes changes during the period. Since you have chosen to present comprehensive income and accumulated comprehensive income in this format, revise future filings to comply with the example exhibits presented in Appendix B of SFAS 130.

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition-Page F-6

4. We see that your sales are, in part, made through distributors based upon Item 1. Tell us supplementally and revise future filings to address the following:
a. Revise the note to describe how your policy meets each of the criteria required to recognize revenue outlined in SAB Topic 13A.
b. Describe any significant terms of your arrangements with distributors, including installation obligations, acceptance criteria, unusual pricing or payment terms and return policies. Please cite the accounting literature you relied upon.
c. Confirm to us that payment is not contingent on resale or any other matter other than the passage of time, or disclose how these arrangements impact the point at which you recognize the related revenues.
d. Clarify why it is appropriate to recognize revenue upon shipment.
Disclose whether your products are shipped FOB shipping point or FOB destination.
e. Clearly describe the accounting for any special arrangements with distributors such as price protection, rights of return and other discounts, credits or special terms.

5. We see that your products are sold through distributors as previously mentioned above. Tell us whether your arrangements with these distributors or other parties ever include vendor consideration as described in EITF 01-09. Describe the nature of, and your accounting for, any consideration provided to vendors.

Inventories-Page F-6

6. Please tell us and revise future filings to disclose in more detail how you value inventories, including your accounting method for inventory reserves.

Note 10. Stock Options and Warrant-Pages F-16-F-17

7. Tell us and revise future filings to describe your accounting policies related to options or warrants issued to non-employees for services. Cite the specific accounting literature that you have relied upon in your response.

Forms 10-QSB for the quarter ended September 30, 2004

General

8. Please revise your filing to include your principal executive and principal financial officer`s conclusions on the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e)
of the Exchange Act, as required by 307 of Regulation S-B as amended effective August 13, 2003.

9. Please revise your filing to include your conclusions concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during your most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item
308(c) of Regulation S-B as amended effective August 13, 2003.

Exhibit 31. 1  Certification of Chief Executive Officer and Chief
Financial Officer pursuant to Section 302 of the Sarbanes-Oxley
Act
of 2002

10. We note that the certification filed as Exhibits 31.1was not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form
10-QSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.


*    *    *    *


      As appropriate, please amend your June 30, 2004 Form 10-K
and
September 30, 2005 Form 10Q and respond to these comments within
10
business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Ms. Helena R. Santos
Scientific Industries, Inc.
January 25, 2005
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